

February 14, 2014

Via E-mail
Christopher J. Paucek, CEO
2U, Inc.
8201 Corporate Drive, Suite 900
Landover, MD 20785

Re: 2U, Inc.
       Confidential Draft Registration Statement on Form S-1
       Submitted January 28, 2014
       CIK No. 0001459417

Dear Mr. Paucek:

We have reviewed your second confidential draft registration statement and have the following comments. References to prior comments are to those in our letter dated January 7, 2014.

Risk Factors

"Our employees located outside the United States…," page 24

1.   We note your revised disclosure in response to prior comment 8 indicates that since your inception, students from over 50 countries have enrolled in your clients' programs. It does not appear that this revised disclosure fully responds to the prior comment. For example, we note your disclosure of factors on page 16, specifically the inability of students to secure funding and general economic conditions. As such, it would appear beneficial to investors to disclose the number of international students currently enrolled in your programs. Please advise.

Use of Proceeds, page 41

2.   We note that you have revised this section in response to prior comment 11 to identify actions that you plan to fund with proceeds from the offering. However, you did not provide a quantitative discussion of your plans as requested in the comment. Please further revise this section to disclose the approximate amount of net proceeds that you intend to spend on the activities you identify, individually or in the aggregate, or advise why you cannot provide such information. Refer to Item 504 of Regulation S-K.

Christopher J. Paucek
2U, Inc.
February 14, 2014
Page 2

Key Business and Financial Performance Metrics, page 52

3. We have reviewed your response to prior comment 13. It remains unclear to us why you have not provided unique students for each calendar year. For example, we note your revised disclosure indicates that if an individual student enrolled in four courses during a period, it would count as four course enrollments for the period. As such, it would appear that providing unique students per calendar year would balance your disclosures with your total course enrollments metric to a reader. Please advise. We further note your response to providing revenue earned from each student in that you believe that your revenue is more closely correlated with the number of total course enrollments. Please tell us your consideration of providing revenue per course enrollment.

Platform Revenue Retention Rate, page 52

4. We have reviewed your revised disclosures in response to prior comment 15. Your revised disclosures do not appear to clarify whether you are comparing revenue earned from the same group of programs or the same group of clients. Please advise or revise accordingly. In addition, your analysis of the retention rates should be more meaningful. For example, explain why the number of programs included in comparison increased from 2 for the nine months ended September 30, 2012 to 4 for the nine months ended September 30, 2013, but the platform revenue retention rate decreased from 181.4% to 145.4% over the same period. Further, it is unclear why your number of programs increased from 1 in 2011 to 2 in 2012, while the retention rate only increased from 127.1% to 157.0%. Please tell us why the platform revenue retention rate decreased from 206.5% to 181.4% for the nine months ended September 30, 2012 from the initial S-1 to this amendment.

Results of Operations

Comparison of Years Ended December 31, 2011 and 2012

Revenue, page 58

5. Your disclosure indicates that revenue increased primarily due to the four client programs launched prior to January 1, 2012 and that no new programs were launched in 2012. Please reconcile these client program numbers to your table on page 52. In this regard, we note the table on page 52 shows that there were one, two, and four programs in the years ended December 31, 2011, 2012, and the nine months ended September 30, 2013, respectively. Further, we note your disclosure on page 14 that you are currently engaged to enable 11 graduate programs and five of these programs were launched in 2013. Thereby, it would appear six of these programs were launched prior to 2013. Please also reconcile this amount in your response.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition and Deferred Revenue, page 62

6.   We have reviewed your response to prior comment 19. Please expand your disclosure to include the information provided in your response as it relates to the drop/add period.

Liquidity and Capital Resources

Sources of Liquidity, page 73

7.   Revise this section to disclose the specific requirements of the financial covenants applicable to your current Comerica Bank credit line.

Certain Relationships and Related Party Transactions, page 113

8.   We note your response to prior comment 29. Since your executive officer's equity interest in the company that provides you marketing and event planning services exceeds 10%, it appears that the officer has a material interest in the transaction. In addition, since the amounts paid by you to the third party for the services it provided you exceeded $120,000, it appears that the transaction should be disclosed in this section pursuant to Item 404(a) of Regulation S-K. Accordingly, please revise this section to disclose the transaction. Alternatively, provide a more detailed explanation as to why you believe your executive officer does not have a direct or indirect material interest in the transaction. Refer to Instruction 6 to Item 404(a) for further guidance.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Capitalized Content Development Costs, page F-13

9.   We note your revised disclosures and response to prior comment 31. Please describe in greater detail the difference between the content development costs that you provide and the intellectual property or course content that your client provides for delivery. Describe the nature of the content you develop and provide examples of the cost you incur. Further, explain how determine the unit of accounting and how that unit earns direct revenue.

10.   We note your added disclosure on page F-32 indicates that you performed an impairment assessment of your capitalized assets and recorded an impairment charge of $763 on December 31, 2013. Please tell us the nature of the events and factors that caused this impairment in the asset group. In addition, please tell us if the estimated carrying value of any other asset group was close to exceeding its net realizable value.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551- 3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Brent B. Siler, Esq.
        Cooley LLP